                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the fiscal year ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from ______ to ______

                          Commission file number 1-9924

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 CITIGROUP INC.
                                 399 Park Avenue
                            New York, New York 10043

                     CITIBUILDER 401(K) PLAN FOR PUERTO RICO

                 Financial Statements and Supplemental Schedule

                           December 31, 2005 and 2004

     (With Report of Independent Registered Public Accounting Firm Thereon)

                     CITIBUILDER 401(K) PLAN FOR PUERTO RICO

                 Financial Statements and Supplemental Schedule

                           December 31, 2005 and 2004

                                Table of Contents

                                                                            Page
                                                                            ----
Report of Independent Registered Public Accounting Firm                       1

Financial Statements:

   Statements of Net Assets Available for Plan Benefits
      as of December 31, 2005 and 2004                                        2

   Statements of Changes in Net Assets Available for Plan Benefits
      for the Years Ended December 31, 2005 and 2004                          3

   Notes to Financial Statements                                              4

Supplemental Schedule*:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
   as of December 31, 2005                                                   13

*    Schedules required by Form 5500 which are not applicable have been omitted.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Plans Administration Committee of
Citigroup Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Citibuilder 401(k) Plan for Puerto Rico (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.


/s/ KPMG LLP
New York, New York

June 28, 2006

                     CITIBUILDER 401(K) PLAN FOR PUERTO RICO

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2005 and 2004

                                                         2005         2004
                                                     -----------   ----------
Assets:
   Investments                                       $20,659,175   $7,958,682
                                                     -----------   ----------
   Receivables:
      Interest, dividends and other                       21,026        1,296
      Employer contributions                             934,683      754,935
                                                     -----------   ----------
         Total receivables                               955,709      756,231
                                                     -----------   ----------
            Total assets                              21,614,884    8,714,913
                                                     -----------   ----------
            Net assets available for plan benefits   $21,614,884   $8,714,913
                                                     ===========   ==========

See accompanying notes to financial statements.

                     CITIBUILDER 401(K) PLAN FOR PUERTO RICO

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years Ended December 31, 2005 and 2004

                                                          2005         2004
                                                      -----------   ----------
Additions to net assets attributed to:
   Investment income:
      Dividends                                       $   435,693   $  151,943
      Interest                                             17,170       24,459
      Net appreciation in fair value of investments       612,555       89,936
                                                      -----------   ----------
         Net investment income                          1,065,418      266,338
                                                      -----------   ----------
   Contributions:
      Participants                                      2,046,254    1,743,275
      Employer                                            934,683      754,935
                                                      -----------   ----------
         Total contributions                            2,980,937    2,498,210
                                                      -----------   ----------
         Total additions                                4,046,355    2,764,548
                                                      -----------   ----------
Deduction from net assets attributable to:
   Distributions to participants                          758,772      413,869
   Trustee and administrative expenses                      5,615        4,680
                                                      -----------   ----------
         Total deductions                                 764,387      418,549
                                                      -----------   ----------
         Net increase before transfers                  3,281,968    2,345,999
                                                      -----------   ----------
Transfers in from other plans (note 1)                  9,618,003           --
                                                      -----------   ----------
         Net increase after transfers                  12,899,971    2,345,999
                                                      -----------   ----------
Net assets available for plan benefits at:
   Beginning of year                                    8,714,913    6,368,914
                                                      -----------   ----------
   End of year                                        $21,614,884   $8,714,913
                                                      ===========   ==========

See accompanying notes to financial statements.

                     CITIBUILDER 401(K) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2005 and 2004

(1)  DESCRIPTION OF PLAN

     The following brief description of Citibuilder 401(k) Plan for Puerto Rico (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     GENERAL

     The Plan, commencing on January 1, 2001, is a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citibank, N.A., a subsidiary of Citigroup Inc. (the Company), and its affiliates, who primarily reside and work in Puerto Rico. Citibank, N.A., is the Plan sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Puerto Rico Internal Revenue Code of 1994 (PRIRC).

     Effective June 1, 2005, the Citigroup 401(k) Plan account balances of participants who had balances in, but did not contribute to the Citigroup 401(k) Plan since June 2001, and were eligible to participate in the Plan, were transferred to the Plan. On June 1, 2005, investments, including loans, in the amount of $9,618,003 were transferred from the Citigroup 401(k) Plan to the Plan.

     Effective February 1, 2005, unless they elect otherwise, employees who were hired on or after this date are automatically enrolled in the Plan 90 days from the date they met the participation requirement under the Plan. In the case of a new or rehired employee who is automatically enrolled, three percent of an employee's eligible pay is deducted each pay period and deposited into the Citi Institutional Liquid Reserve Fund. If any employee did not wish to contribute to the Plan, he or she needed to opt out within 90 days of eligibility date.

     On November 3, 2003, the purchase, sale and servicing agreement between Sears, Roebuck and Co., Sears Financial Holding Corporation, Sears National Bank, Sears Roebuck De Puerto Rico, Inc., Sears Life Holding Corp., SRFG, Inc., Sears Intellectual Property Management Company, certain other subsidiaries of Sears (Sears) and Citigroup, was consummated, in which the credit card business of Sears was purchased by Citigroup. Effective January 1, 2004, as a result of the agreement, employees of Sears who participated in the Sears 401(k) Plan, whose employment transferred to Citibank, N.A. (Puerto Rico), or other affiliates of the Plan sponsor doing business in Puerto Rico, became eligible to participate in the Plan.

     EMPLOYEE CONTRIBUTIONS

     Eligible employees may elect to have a portion of his or her eligible compensation, including overtime, commissions, shift differential pay and periodic incentive bonuses, reduced each pay period, in any 1% increment, by an amount from 1% to 10% of his or her compensation up to $8,000, as pre-tax contributions. Employee pre-tax contributions and employer contributions (described below), as well as the earnings thereon, are taxed to the participant at the time of distribution.

                     CITIBUILDER 401(K) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2005 and 2004

     EMPLOYER CONTRIBUTIONS

     If the participant is an eligible employee whose qualifying compensation is $100,000 or less, his or her maximum Company Matching Contribution will be the lesser of $1,500 or 3% of his or her total eligible pay, provided he or she contributes to the Plan, as shown on the following chart:

                         COMPANY MATCHING CONTRIBUTIONS

If qualifying            For each $1 contributed
compensation for the     by the participant, the
current year is:        Company will contribute:   To a maximum of:
--------------------    ------------------------   ----------------
$0 to $50,000                      $3              The lesser of
$50,000.01 - $75,000               $2              3% of eligible
$75,000.01 - $100,000              $1              pay or $1,500
                                                   annually

Greater than $100,000      No matching contribution will be made.

     PARTICIPANT ACCOUNTS

     FUND TRANSFERS AND ALLOCATION CONTRIBUTIONS

     Participants may elect to divide their contributions among the investment fund options in whole increments of 1%. The Company Matching Contributions made to the participants' accounts must stay in the Citigroup Common Stock Fund for five Plan years, unless the participant has attained age 55.

     A participant may elect to suspend his or her contributions, as soon as administratively practicable, subject to the Plan's notice requirements. Such a participant may thereafter resume contributions as of the first pay period after completing an election, subject to the Plan's notice requirements. In addition, a participant may change the rate of his or her contributions as of the first pay period after making such an election, subject to the Plan's notice requirements. A participant may elect to change the allocation of future contributions among the funds daily.

     A participant may elect to transfer the value of his or her contributions in whole increments of 1% to another investment fund or funds, subject to certain restrictions.

     ROLLOVER AND TRANSFER CONTRIBUTIONS

     The Plan permits participants to have their interests in other Puerto Rico qualified plans rolled over to the Plan. However, rollovers from an IRA are not permitted under Puerto Rico law. Transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

                     CITIBUILDER 401(K) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2005 and 2004

     INVESTMENT OPTIONS

     Banco Popular de Puerto Rico is the Trustee of the Plan. Plan assets are held in a Trust Fund established under the Plan and are invested in one or more of the funds available for investment.

     Effective October 25, 2004, a fifteen-day hold applies to the Plan's investment funds so that participants cannot transfer money into and out of the same fund within 15 calendar days. This transfer restriction applies to all funds, except the Stable Value Fund, which has its own set of restrictions prohibiting transfers into any competing funds, and the Citi Institutional Liquid Reserve Fund.

     VESTING

     The rights of a participant to his or her own pre-tax contributions and any earnings thereon are at all times fully vested and non-forfeitable.

     A participant becomes vested in his or her Company Matching Contribution:

          - Upon completion of three years of service. Once three years of service have been attained, any employer contributions made on a participant's behalf will be immediately vested;

          - If a participant reaches age 55, dies or becomes disabled while in service;

          - In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.

     Once a participant is vested in his or her employer contributions, those contributions will be available for distribution or rollover once he or she leaves the Company.

     For the years ended December 31, 2005 and 2004, gross employer contributions of $937,490 and $757,736, were reduced by allocated forfeitures of $2,807 and $2,801, respectively, resulting in net employer contributions of $934,683 and $754,935, respectively. For the years ended December 31, 2005 and 2004, unallocated forfeitures were $1,741 and $555, respectively.

     PARTICIPANT LOANS

     Subject to the Plan's provisions and the requirements contained within ERISA and PRIRC, participants may apply for up to two loans from the Plan at an annual interest rate equal to the prime rate, as published in The Wall Street Journal for the first business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $500, the maximum of which would be 50% of the participant's vested account balance up to $50,000, less the highest outstanding loan balance in the last twelve months.

     Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Loan repayments by participants who are no longer employed by the

                     CITIBUILDER 401(K) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2005 and 2004

     Company are generally made through the Recordkeeper. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence.

     WITHDRAWALS

     Prior to termination of employment, a participant may withdraw, subject to the Plan's notice requirements, all or a portion of the value of his or her rollover contributions account, all or any portion of the vested value of his or her account if the participant has attained age 59-1/2 or becomes totally and permanently disabled, or all or a certain portion of the value of his or her contributions account in the event of demonstrated financial hardship, subject to the Plan provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account. Withdrawals from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

     DISTRIBUTIONS

     A participant, after leaving the Company, can have the total of his or her account distributed in accordance with Plan terms.

     If the value of a participant's account equals or exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until his or her normal retirement age, or may request a distribution at any time in the form of a lump-sum payment or installments. The value of this distribution shall be based on the value of the participant's accounts at the valuation date that coincides with the distribution, to the extent administratively practicable. If the value of participant's account is less than $5,000, the Plan will distribute the participant's account upon termination of employment.

     Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account, less allocated expenses. Distributions from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan have been prepared under the accrual basis of accounting.

                     CITIBUILDER 401(K) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2005 and 2004

     USE OF ESTIMATES

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     Plan investments are primarily stated at fair value.

     Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price.

     The shares of common stock held by the Citigroup Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year. The shares of the mutual and commingled funds are valued at the net asset value per share as reported by the sponsor of the fund. Funds are valued on a daily basis.

     U.S. Government and Agency Obligations are valued based upon bid quotations for identical or similar obligations.

     Since they are fully benefit responsive, Guaranteed Investment Contracts and Guaranteed Annuity Contracts are valued at contract value, which approximates fair market value.

     Participant loans and short-term money market investments are valued at cost, which approximates fair market value.

     Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

(3)  INVESTMENTS

     A summary of the Plan's investments as of December 31, 2005 and 2004 is listed below. Investments that represent more than 5% of the Plan's net assets are separately identified.

                     CITIBUILDER 401(K) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2005 and 2004

                                                        2005         2004
                                                    -----------   ----------
Investments at Fair Value as Determined by
   Quoted Market Prices:
   Citigroup Common Stock                           $ 6,993,382   $3,726,277
   U.S. Government and Agency Obligations               202,969      125,747
   Corporate Bonds                                      134,612       97,955
   Foreign Bonds                                         20,548       11,563
   Smith Barney Aggressive Growth Fund                1,219,344      699,692
   Other Mutual Funds                                 3,347,039    1,727,164
                                                    -----------   ----------
                                                     11,917,894    6,388,398
                                                    -----------   ----------
Investments at Estimated Fair Value:
   Other Commingled Funds                               709,802      355,733
                                                    -----------   ----------
Investments at Contract Value:
   Guaranteed Investment Contracts                    1,573,847      292,107
                                                    -----------   ----------
Citifunds Institutional Liquid Reserve Fund,
   at Cost                                            4,698,748      595,906
Short Term Investment Funds, at Cost                     90,828       23,227
Participant Loans, at Cost                            1,668,056      303,311
                                                    -----------   ----------
         Total Investments                          $20,659,175   $7,958,682
                                                    ===========   ==========

     During the years ended December 31, 2005 and 2004, the Plan's investments (including investments bought and sold during the year) appreciated in value by $612,555 and $89,936 respectively, as follows:

                                2005       2004
                              --------   -------
Common stock                  $165,779   (63,180)
Mutual and commingled funds    464,683   155,698
Bonds                          (17,907)   (2,582)
                              --------   -------
                              $612,555    89,936
                              ========   =======

                     CITIBUILDER 401(K) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2005 and 2004

(4)  NON-PARTICIPANT DIRECTED INVESTMENTS

     Employer Contributions paid to the Plan on behalf of a participant must stay in the Citigroup Common Stock Fund for five plan years. After five plan years, the restriction on the contribution made five years previously lapses, and that portion of contributions and earnings can be transferred to any of the available investment options.

     This five-year restriction also lapses when the participant reaches age 55. Once a participant is vested in his or her contributions, the funds are available for distribution or withdrawal in accordance with the terms of the Plan.

     Information about the net assets and significant components of the changes in the net assets relating to non-participant directed investment is as follows:

                                                      2005         2004
                                                   ----------   ----------
Net Assets:
   Common Stock                                    $2,906,312   $2,219,268
   Employer Contributions Receivable                  934,683      754,935
                                                   ----------   ----------
      Total                                        $3,840,995   $2,974,203
                                                   ----------   ----------
Changes in Net Assets:
   Employer Contributions, net of Forfeitures      $  934,683   $  754,935
   Net Appreciation in Fair Value of Investments   $   73,455   $  (49,043)
   Dividend Income                                 $  113,583   $   67,486
   Transfer to Unrestricted Investments            $ (102,155)  $  (57,983)
   Benefits Paid                                   $ (152,774)  $ (195,253)

(5)  INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     Included in the stable value fund are benefit-responsive investment contracts. This fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by the investment manager, and State Street Bank, the custodian. Effective October 1, 2005, Standish Mellon replaced Dwight Management Company as the investment manager for the Stable Value Fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

     There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for Guaranteed Investment Contracts (GICs) as of December 31, 2005, and December 31, 2004, ranged from 2.68% to 7.10% and from 2.68% to 7.35% respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2005 and 2004, the fair market value of GICs amounted to $1,601,681 and $303,213, respectively.

                     CITIBUILDER 401(K) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2005 and 2004

(6)  RISK AND UNCERTAINTIES

     The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to except that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

     The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund, which primarily invests in the securities of a single issuer.

(7)  RELATED PARTY TRANSACTIONS (PARTIES-IN-INTEREST)

     Certain Plan investments are shares of common stock issued by the Company. Citibank, N.A., a subsidiary of the Company, is the Plan sponsor as defined by the Plan.

     As of December 1, 2005, certain Plan investments were shares of registered investment companies (mutual funds) that were valued by Salomon Brothers Asset Management Inc. and Smith Barney Fund Management LLC (formerly Mutual Management Corporation). Both were subsidiaries of Citigroup Inc., and together, comprised Citigroup Asset Management (CAM). Effective December 1, 2005, CAM was sold to Legg Mason.

     Certain Plan investments are shares of commingled trust funds managed by State Street Bank and Trust (State Street) and Common Stock issued by State Street. State Street is the custodian of the Plan's assets.

     Citigroup Inc. and State Street Corporation created CitiStreet, a joint venture, whereby CitiStreet provides administrative, outsourcing, investment management and investment advisory services to the employee benefit plans of corporate, governmental and other organizations. CitiStreet manages the administration and recordkeeping for the Plan.

(8)  TAX STATUS

     The Puerto Rico Department of Treasury has determined and informed the Plan by a letter dated September 2, 2003, that the Plan and related trust are designated in accordance with applicable sections of the PRIRC, and therefore are entitled to exemption from taxes under Section 1165(a) of the PRIRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PRIRC. Therefore, no provision for income taxes is included in the Plan's financial statements.

                     CITIBUILDER 401(K) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2005 and 2004

(9)  PLAN TERMINATION

     Although it has not expressed any intention to do so, Citibank, N.A., a subsidiary of the Company, has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, either full or partial, all amounts credited to the affected participants' accounts shall become 100% vested; and therefore, will not be subject to forfeiture.

(10) SUBSEQUENT EVENTS

     Effective January 2, 2006, the Salomon Brothers Investors Value Fund was eliminated in its entirety as an investment option in the Plan. Assets that remained in this fund up to December 30, 2005 were automatically transferred to the Citi Institutional Liquid Reserves Fund.

     Effective April 7, 2006, as a result of the December 1, 2005 sale of CAM to Legg Mason, Inc., the six Smith Barney funds within the Plan were renamed Legg Mason Partner Funds. The investment manager of these funds became a wholly owned subsidiary of Legg Mason.

     Below is a list of the funds and their legacy and new names:

              Legacy Name                                    New Name
              -----------                                    --------
Smith Barney Government Securities Fund   Legg Mason Partners Government Securities Fund
Smith Barney Appreciation Fund            Legg Mason Partners Appreciation Fund
Smith Barney Fundamental Value Fund       Legg Mason Partners Fundamental Value Fund
Smith Barney Large Cap Growth Fund        Legg Mason Partners Large Cap Growth Fund
Smith Barney Small Cap Value Fund         Legg Mason Partners Small Cap Value Fund
Smith Barney Aggressive Growth Fund       Legg Mason Partners Aggressive Growth Fund

(11) ACCOUNTING POLICIES NOT YET ADOPTED

     In December 2005, the Financial Accounting Standards Board (FASB) issued staff position (FSP) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP requires the Plan to value the holdings of benefit responsive investment contracts at fair value with an offsetting asset or liability which, when net against the fair value will equal contract value. Current reporting of this type of investment is just at contract value. This FSP is effective for financial statement periods ending after December 15, 2006, at which time the Plan will adopt it.

                                                           Supplemental Schedule

                    CITIBUILDER 401(K) PLAN FOR PUERTO RICO
        Schedule H, Line 4i, - Schedule of Assets (Held at End of Year)
                               December 31, 2005

                                                          MATURITY   NUMBER OF                 VALUE AT
IDENTITY OF ISSUE                                  RATE     DATE       SHARES       COST       12/31/05
------------------------------------------------  -----  ----------  ---------  -----------  -----------
CASH AND CASH EQUIVALENTS
*State Street Bank Short Term Investment Fund     4.178% 12/31/2030     90,828  $    90,828  $    90,828
COMMON STOCK
*Citigroup Inc.                                                        144,104    2,785,553    6,993,382
                                                                                -----------  -----------
                                                                                  2,785,553    6,993,382
                                                                                -----------  -----------
U.S. GOVERNMENT AND AGENCY OBLIGATIONS
Federal Home Loan PC Pool E89746                  6.000%   5/1/2017      1,244        1,303        1,270
Federal Home Loan Mortgage Corporation            6.000%  6/15/2011      7,760        8,759        8,214
Federal Home Loan Mortgage Corporation            5.750%  4/15/2008      7,061        7,811        7,213
Federal Home Loan Mortgage Corporation            2.750% 10/15/2006     23,491       23,138       23,141
Federal National Mortgage Association             6.500%  12/1/2012        106          107          109
Federal National Mortgage Association             4.500%   1/1/2019      8,801        8,597        8,584
Federal National Mortgage Association             6.500%  11/1/2012         76           76           78
Federal National Mortgage Association             6.500%   8/1/2012          5            5            5
Federal National Mortgage Association             6.375%  6/15/2009      1,818        1,922        1,910
Federal National Mortgage Association             6.000%  5/15/2008     10,669       11,762       10,967
Federal National Mortgage Association             5.250%  4/15/2007      7,411        8,017        7,454
Federal National Mortgage Association             4.625% 10/15/2014      2,517        2,545        2,487
Federal National Mortgage Association             4.375% 10/15/2006      8,949        9,022        8,926
United States Treasury Notes                      4.500% 11/15/2015      4,614        4,674        4,652
United States Treasury Notes                      6.625%  5/15/2007      6,376        7,084        6,561
United States Treasury Notes                      6.500% 10/15/2006      8,425        9,522        8,553
United States Treasury Notes                      6.500%  2/15/2010      8,194        9,466        8,839
United States Treasury Notes                      6.125%  8/15/2007        853          937          876
United States Treasury Notes                      5.625%  5/15/2008      3,076        3,436        3,160
United States Treasury Notes                      5.625%  2/15/2006      2,999        3,280        3,005
United States Treasury Notes                      5.000%  8/15/2011      9,998       10,528       10,319
United States Treasury Notes                      4.625%  5/15/2006     11,466       12,322       11,477
United States Treasury Notes                      4.250%  8/15/2014      9,872        9,846        9,764
United States Treasury Notes                      4.250%  8/15/2013     27,916       27,958       27,667
United States Treasury Notes                      4.000%  2/15/2015      6,369        6,180        6,175
United States Treasury Notes                      3.500%  2/15/2010     12,445       12,139       12,037
United States Treasury Notes                      3.250%  8/15/2008      2,447        2,463        2,379
United States Treasury Notes                      3.000%  2/15/2008      7,131        7,002        6,930
United States Treasury Bills                      0.000%  3/16/2006        219          217          217
                                                                                -----------  -----------
                                                                                    210,118      202,969
                                                                                -----------  -----------
CORPORATE BONDS
American General Financial Corporation            5.375%   9/1/2009        503          534          508
American International Group. Inc.                5.050%  10/1/2015      2,936        2,880        2,882
AT & T Wireless Services Inc.                     7.500%   5/1/2007        916        1,023          947
Atlantic Richfield Company                        5.900%  4/15/2009      2,615        2,572        2,714
Bank America Corporation                          7.400%  1/15/2011      2,097        2,447        2,310
Bank of America Corporation                       7.125%  9/15/2006      2,601        2,819        2,640
Bank One Issuance Trust                           3.940%  4/16/2012      1,958        1,957        1,902
Bellsouth Corporation                             5.000% 10/15/2006        350          350          350
Bellsouth Corporation                             4.200%  9/15/2009      2,517        2,479        2,445
Boeing Capital Corporation                        6.100%   3/1/2011        538          525          567
Burlington North Santa Fe Corporation             4.875%  1/15/2015      2,517        2,513        2,467
Capital One Bank Medium Term SR                   6.500%  6/13/2013      2,027        2,180        2,154
Capital One Master Trust                          4.900%  3/15/2010      1,328        1,328        1,330
Capital One Multi Asset Executive                 4.700%  6/15/2015      1,818        1,815        1,800
Capital One Multi Asset Executive                 3.650%  7/15/2011        979          977          950
Cendant Corporation                               7.375%  1/15/2013        336          381          375
Chase Manhattan Bank First Union                  7.439%  8/15/2031      2,097        2,463        2,251
CIT Group Inc.                                    7.375%   4/2/2007        699          722          719
Comcast Cable Communication Inc                   6.875%  6/15/2009      1,468        1,562        1,542

                                                           Supplemental Schedule

                     CITIBUILDER 401(K) PLAN FOR PUERTO RICO
         Schedule H, Line 4i, - Schedule of Assets (Held at End of Year)
                                December 31, 2005

                                                          MATURITY   NUMBER OF                 VALUE AT
IDENTITY OF ISSUE                                  RATE     DATE       SHARES       COST       12/31/05
------------------------------------------------  -----  ----------  ---------  -----------  -----------
Conagra Foods Inc.                                6.000%  9/15/2006      2,685        2,674        2,703
Conoco FDG Inc.                                   5.450% 10/15/2006        839          923          842
Credit Suisse First Boston Marketing              5.100%  8/15/2038      1,818        1,784        1,801
Credit Suisse First Boston USA                    6.125% 11/15/2011        804          796          844
CSX Corporation                                   6.250% 10/15/2008        308          307          317
CWABS Inc.                                        1.000% 12/25/2034        561          561          561
Daimler Chrysler North America                    4.875%  6/15/2010      1,398        1,394        1,365
Daimler Chrysler North America                    4.050%   6/4/2008        839          833          817
Daimler Chrysler North America                    6.500% 11/15/2013        699          768          732
Diageo Financial BV                               5.300% 10/28/2015      1,818        1,810        1,832
Duke Energy Field Services LLC                    7.875%  8/16/2010      3,356        3,847        3,711
ERP Operation LTD Partnership                     5.250%  9/15/2014      1,398        1,427        1,392
Exelon Corporation                                4.900%  6/15/2015      1,203        1,140        1,148
FEDEX Corporation                                 6.875%  2/15/2006      2,097        2,126        2,102
Fleet Credit Card Master Trust                    2.400%  7/15/2008      2,797        2,796        2,794
Freddie Mac                                       4.500%  1/15/2014      6,152        6,001        6,038
General Electric CAP Corporation                  6.500% 12/10/2007      2,097        2,387        2,161
General Electric CAP Corporation                  5.875%  2/15/2012      2,377        2,538        2,479
General Electric CAP Corporation                  3.500%   5/1/2008      1,398        1,397        1,358
General Mills Incorporated                        5.125%  2/15/2007      1,328        1,383        1,327
General Motors Acceptance Corporation             6.750%  1/15/2006      1,223        1,255        1,223
Goldman Sachs Group, Inc.                         6.875%  1/15/2011      1,077        1,073        1,160
Goldman Sachs Group, Inc.                         4.750%  7/15/2013      1,699        1,698        1,648
Greenwich Capital Commercial Funding Corporation  5.277%  4/10/2037      1,818        1,827        1,827
Household Financial Corporation                   4.750%  5/15/2009      4,614        4,762        4,564
HSBC Financial Corporation                        6.750%  5/15/2011        419          470          450
International Business Machines                   5.375%   2/1/2009        559          528          569
International Paper Company                       5.500%  1/15/2014        559          576          550
J P Morgan Chase Commerical Mortgage Securities   5.329%  1/12/2043      1,958        1,967        1,990
J P Morgan Chase and Company                      4.600%  1/17/2011      1,958        1,956        1,920
J P Morgan Chase and Company                      4.500%  1/15/2012      3,887        3,801        3,759
Kraft Foods Inc.                                  4.000%  10/1/2008        839          835          819
Lehman Brothers Holdings Inc.                     3.500%   8/7/2008      1,888        1,879        1,822
Lockheed Martin Corporation                       7.650%   5/1/2016        769          925          916
Master Asset Securitization TR                    4.500%  9/25/2018      2,219        2,198        2,146
MBNA Corporation  Senior  MTN                     6.125%   3/1/2013        350          349          371
Merrill Lynch and Company Inc.                    6.000%  2/17/2009        280          305          288
Merrill Lynch and Company Inc.                    4.250%   2/8/2010        867          864          843
Morgan Stanley Group, Inc.                        5.800%   4/1/2007      1,049        1,129        1,059
Morgan Stanley Group, Inc.                        5.300%   3/1/2013      1,538        1,532        1,541
Motorola, Inc.                                    7.625% 11/15/2010         67           76           75
National Rural Utilities Cooperation Financial    7.250%   3/1/2012      1,895        2,134        2,113
News America Holdings Inc.                        9.250%   2/1/2013        699          893          849
News American Inc.                                5.300% 12/15/2014        364          368          361
Nomura Asset Securtites Corporation               6.280%  3/15/2030        474          480          477
Norfolk Southern Corporation                      8.625%  5/15/2010        699          829          791
Norfolk Southern Corporation                      5.257%  9/17/2014      1,398        1,410        1,411
Ohio Power Company                                5.500%  2/15/2013      3,083        3,165        3,138
Pacific Gas and Electric Company                  4.800%   3/1/2014      2,797        2,712        2,725
Phillips Peter Company                            8.750%  5/25/2010        867        1,036          997
SBC Communications Inc.                           5.100%  9/15/2014      1,538        1,539        1,503
Sprint CAP Corporation                            8.375%  3/15/2012      2,167        2,555        2,512
Sprint CAP Corporation                            7.625%  1/30/2011        385          411          424
Structured ADJ Rate Mortgage LN TR                4.987%  9/25/2034      1,056        1,084        1,062
Time Warner Inc.                                  6.875%   5/1/2012        419          468          447
Toyota Mortgage Credit Corporation                5.500% 12/15/2008      2,377        2,253        2,421
Unilever Capital                                  7.125%  11/1/2010        559          610          609
Valero Energy Corporation                         6.875%  4/15/2012      2,517        2,827        2,742

                                                           Supplemental Schedule

                     CITIBUILDER 401(K) PLAN FOR PUERTO RICO
         Schedule H, Line 4i, - Schedule of Assets (Held at End of Year)
                                December 31, 2005

                                                          MATURITY   NUMBER OF                 VALUE AT
IDENTITY OF ISSUE                                  RATE     DATE       SHARES       COST       12/31/05
------------------------------------------------  -----  ----------  ---------  -----------  -----------
Verizon Global Funding Corporation                7.375%   9/1/2012        699          805          780
Verizon Global Funding Corporation                7.250%  12/1/2010        643          698          698
Wachovia Corporation                              3.625%  2/17/2009        699          683          674
Wachovia Corporation                              6.250%   8/4/2008      2,377        2,650        2,450
Washington Mutual Bank FA                         6.875%  6/15/2011      2,601        2,786        2,810
Wells Fargo and Company                           5.125%   9/1/2012      2,097        2,185        2,110
Weyerhaeuser Company                              6.125%  3/15/2007        172          185          174
WYETH                                             5.500%  2/15/2016      1,818        1,816        1,839
XTO Energy Inc.                                   4.900%   2/1/2014      1,818        1,733        1,778
                                                                                -----------  -----------
                                                                                    136,739      134,612
                                                                                -----------  -----------
FOREIGN BONDS
Bayerische Landes Bank                            5.875%  12/1/2008      2,237        2,185        2,313
British Columbia Province Canada                  5.375% 10/29/2008      2,209        2,116        2,247
British Telecommunications Place                  8.125% 12/15/2010      1,049        1,238        1,194
Deutsche Telekom International                    8.000%  6/15/2010        671          791          761
France Telecom SA                                 7.750%   3/1/2011        559          671          625
Inter American Development Bank                   5.750%  2/26/2008      1,874        1,858        1,916
Italy Rep                                         5.625%  6/15/2012      2,727        2,843        2,868
National Australia Bank Ltd.                      8.600%  5/19/2010      2,209        2,472        2,515
South Africa Rep.                                 6.500%   6/2/2014        979          977        1,058
Telecom Italia CAP                                5.250% 11/15/2013        839          853          823
Telecom Italia CAP                                5.250%  10/1/2015      1,398        1,389        1,358
United Mexican States                             8.375%  1/14/2011      2,517        2,794        2,870
                                                                                -----------  -----------
                                                                                     20,187       20,548
                                                                                -----------  -----------
MUTUAL FUNDS AND COMMINGLED FUNDS
CONSERVATIVE FOCUS FUND
*S&P 500 Flagship Securities Lending Series
   Fund - Class A                                                           18        3,490        4,165
*Russell 2000 Index Securities Lending Series
   Fund - Class A                                                           25          436          553
*Passive Bond Market Index Securities Lending
   Fund - Class A                                                          637        9,848       10,509
*Daily Emerging Markets Index Non Lending
   Series Fund                                                              37          382          588
*Daily EAFE Index Securities Lending Series -
   Class T                                                                 103        1,224        1,726
MODERATE FOCUS FUND
*S&P 500 Flagship Securities Lending Series
   Fund - Class A                                                          403       78,074       93,463
*Russell 2000 Index Securities Lending Series
   Fund - Class A                                                          572        8,963       12,405
*Passive Bond Market Index Securities Lending
   Fund - Class A                                                        4,764       67,844       78,607
*Daily Emerging Markets Index Non Lending
   Series Fund                                                             823        7,492       13,177
*Daily EAFE Index Securities Lending Series -
   Class T                                                               2,332       22,027       39,115
AGGESSIVE FOCUS FUND
*S&P 500 Flagship Securities Lending Series
   Fund - Class A                                                          133       25,981       30,867
*Russell 2000 Index Securities Lending Series
   Fund - Class A                                                          189        3,126        4,096
*Passive Bond Market Index Securities Lending
   Fund - Class A                                                          524        7,929        8,653
*Daily Emerging Markets Index Non Lending
   Series Fund                                                             272        2,676        4,355
*Daily EAFE Index Securities Lending Series -
   Class T                                                                 760        8,196       12,746
OTHER FUNDS
*CitiFunds Institutional Liquid Reserve Fund                         4,698,748    4,698,748    4,698,748
Invesco SPG 500 Index Trust Fund                                        33,840      338,192      394,777
DFA International Value Portfolio IV                                    20,362      230,166      296,675
Emerging Markets Portfolio II                                            1,915       22,384       33,067
Euro Pacific Growth Fund                                                 9,717      280,213      399,355
Russell 2000 Index Securities Lending Fund                              10,187      161,131      220,865
*Salomon Brothers CAP Fund Inc.                                          3,531       95,668      106,792
*Salomon Brothers High Yield Bond Fund                                  23,361      186,051      195,067
*Salomon Brothers Investor Fund                                         17,623      296,082      359,500
*Smith Barney Aggressive Growth Fund                                    10,952      801,073    1,219,344
*Smith Barney Appreciation Fund Inc.                                    38,540      468,839      554,198
*Smith Barney Fundamental Value                                          1,476       20,197       22,106
*Smith Barney Government Securities Fund                                22,213      222,251      216,574
*Smith Barney Investments Funds Inc.                                     2,473       52,951       57,132

                                                           Supplemental Schedule

                     CITIBUILDER 401(K) PLAN FOR PUERTO RICO
         Schedule H, Line 4i, - Schedule of Assets (Held at End of Year)
                                December 31, 2005

                                                          MATURITY   NUMBER OF                 VALUE AT
IDENTITY OF ISSUE                                  RATE     DATE       SHARES       COST       12/31/05
------------------------------------------------  -----  ----------  ---------  -----------  -----------
*Smith Barney Large CAP Growth Fund                                     21,283      381,522      504,617
Templeton Developing Markets Trust                                      15,511      277,035      363,259
Wasatch Small Cap Growth Fund                                              486       18,229       17,832
                                                                                -----------  -----------
                                                                                  8,798,420    9,974,933
                                                                                -----------  -----------
GUARANTEED INSURANCE CONTRACTS
Aegon Monumental Contract No. SV04489Q            4.440% 11/15/2009     20,633       20,633       20,633
AUSA Contract Number SV04244Q                     4.910%   7/1/2006      8,336        8,336        8,336
Mass Mutual Life Insurance Contract 35094         3.010%  6/30/2008     27,622       27,622       27,622
Mass Mutual Life Insurance Contract 35010         3.900%  6/20/2009     23,829       23,829       23,829
MetLife Insurance Company Contract 28978          2.680%  4/30/2006      6,248        6,248        6,248
MetLife Insurance Company Contract 28710          3.350%  6/30/2006     20,775       20,775       20,775
MetLife Insurance Company Contract 28731          4.710% 11/30/2009     18,049       18,049       18,049
Monumental Life Insurance Contract SV04490Q       4.480%  3/15/2010     20,639       20,639       20,639
Monumental Life Insurance Contract SV04359Q       4.410%  4/30/2010      7,498        7,498        7,498
Monumental Life Insurance Contract SV04434Q       4.370%  8/15/2009     10,559       10,559       10,559
New York Life Insurance Contract GA-31481         4.130% 11/30/2007      8,871        8,871        8,871
New York Life Insurance Contract GA-31481-003     3.860%  4/15/2008     16,283       16,283       16,283
New York Life Insurance Contract GA-31481-002     3.770%  3/31/2008     62,067       62,067       62,067
Principal Capital Management Contract 4-29618-10  4.650%  3/14/2010     41,334       41,334       41,334
Principal Capital Management Contract 4-29618-5   5.100%  6/30/2006     30,703       30,703       30,703
Principal Capital Management Contract 4-29618-7   3.850%  3/30/2008     21,826       21,826       21,826
Principal Capital Management Contract 4-29618-9   4.550%  8/14/2010     31,752       31,752       31,752
Principal Capital Management Contract 4-29618-8   3.300%  4/29/2007      7,364        7,364        7,364
SunAmerica Life Insurance Contract 5096           3.980%  4/15/2009     32,670       32,670       32,670
SunAmerica Life Insurance Contract 5104           3.330%  6/30/2009     27,623       27,623       27,623
Trans Financial Life Insurance Contract SV04358Q  3.270%  1/15/2009     27,573       27,573       27,573
MetLife Insurance Company Contract 16878-2        4.150% 12/31/2049    479,397      479,397      479,397
MetLife Insurance Company Contract 16878-1        4.830%   1/1/2099    440,442      440,442      440,442
MetLife Insurance Company Contract GR-8           4.190%   1/1/2099    181,754      181,754      181,754
                                                                                -----------  -----------
                                                                                  1,573,847    1,573,847
                                                                                -----------  -----------
*PARTICIPANT LOANS   551 loans to participants with interest rates of
                     5.00% to 10.50% with maturities up to 20 years.              1,668,056    1,668,056
                                                                                -----------  -----------
TOTALS                                                                          $15,283,746  $20,659,175
                                                                                ===========  ===========

*    Parties-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                        CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Date: June 29, 2006


                                        By: /s/ Michael E. Schlein
                                            ------------------------------------
                                            Michael E. Schlein
                                            Head of Global Corporate
                                            Affairs, Human Resources and
                                            Business Practices

                                  EXHIBIT INDEX

Exhibit No.   Description
-----------   -----------
23.1          Consent of KPMG LLP, Independent Registered Public Accounting
              Firm.